INNOVATIVE CARD TECHNOLOGIES, INC.
633 West Fifth Street, Suite 2600
Los Angeles, CA 90071

June 23, 2008

EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Russell Mancuso, Branch Chief

Re:	Innovative Card Technologies, Inc. (the "Company')
Registration Statement on Form S-3
Filed May 29, 2008
File No. 333-151256

Ladies and Gentlemen:

Reference is hereby made to the acceleration request, filed June 20, 2008 (the “Acceleration Request”), with respect to the registration statement referred to above. The Company hereby requests the withdrawal of the Acceleration Request.

Innovative Card Technologies, Inc.

By: /s/ Charles Caporale
Name: Charles Caporale
Title: Chief Financial Officer`